CHINA FINANCE ONLINE ENTERS INTO AGREEMENT TO ACQUIRE STOCKSTAR.COM

BEIJING, August 15 /Xinhua-PRNewswire/ — China Finance Online Co., Limited (Nasdaq: JRJC) (“CFO”), a leading Chinese online financial information and listed company data provider, today announced that it entered into definitive agreements on August 15, 2006 to acquire Stockstar Information Technology (Shanghai) Company Limited (“Stockstar”). According to the definitive agreements, CFO and an affiliate will pay US$6.5 million and RMB12 million, respectively, for an aggregate consideration of approximately US$8 million, in exchange for 100% of the equity of Stockstar and 100% of the equity of a related company that operates Stockstar.com. Established in 1996, Stockstar.com is one of the leading finance and securities websites in China.

“China Finance Online has built solid brand awareness in the marketplace and an exceptional platform for the future growth. Stockstar will work closely with CFO’s management team to take advantage of these growth opportunities ahead of us,” said Mr. Yuze Han, Chairman of Stockstar.

“This transaction provides great value to our stockholders and represents an exciting new chapter for our company”, said Mr. Zhiwei Zhao, CEO of China Finance Online, “Stockstar is a partner with respected reputation that will add tremendous value to us as we continue to realize our full potential to be the leader of this industry.”

Upon completion of the acquisition, Stockstar will become a wholly-owned subsidiary of China Finance Online. The transaction is subject to customary closing conditions, including regulatory approvals from and registrations with competent PRC governmental authorities. It is expected the transaction will be completed during the later part of the 3rd quarter or the 4th quarter of 2006.

About China Finance Online Co. Limited

China Finance Online Co. Limited specializes in providing online financial and listed company data and information in China. Through its website, www.jrj.com, the company offers subscription-based service packages that integrate financial and listed company data and information from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software that is available by download.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

Statements that are not historical facts, including statements about our beliefs and expectations concerning the ability of the acquisition of Stockstar to generate shareholder value and provide new growth opportunities and the anticipated closing date of the acquisition are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements including failure of our products to gain further recognition in the marketplace, increased competition, our ability with Stockstar’s shareholder to consummate the transaction, the conditions to the completion of the acquisition transaction may not be obtained according to the terms expected or the anticipated schedule, the possibility that the parties may be unable to achieve all of the benefits of the business combination within the expected timeframe or at all or to successfully integrate Stockstar’s operations into those of CFO, customer loss and business disruption (including difficulties in maintaining relationships with employees, customers, partners or suppliers) may be greater than expected following the transaction and the inability to retain certain key employees at Stockstar. Other potential risks and uncertainties include, but are not limited to, China Finance Online’s historical and possible future losses, limited operating history, uncertain regulatory landscape in the People’s Republic of China, fluctuations in quarterly operating results, failure to successfully compete against new and existing competitors, and China Finance Online’s reliance on relationships with Chinese stock exchanges and raw data providers. Further information regarding these and other risks is included in China Finance Online’s annual report on Form 20-F for the year ended December 31, 2005, and other filings with the Securities and Exchange Commission. China Finance Online does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information please contact:

Jing Wu

China Finance Online Co. Limited

Tel: (86-10) 58325288

Email: ir@jrj.com